UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

    The Virtual Learning Company, Inc.

(Name of issuer)

    Common Stock

(Title of class of securities)

    92828U100

(CUSIP number)

    Roger L. Fidler, Esq.

145 Highview Terrace

Hawthorne, NJ 07506

(Name, address and telephone number of person authorized to receive notices and communications)

    May 26, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 92828U100
1.	Name of reporting persons Thomas P. Monahan
2.	Check the appropriate box if a member of a group (a) (b)
3.	SEC use only
4.	Source of funds PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States
	7.	Sole voting power 10,000,000
	8.	Shared voting power
	9.	Sole dispositive power 10,000,000
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 10,000,000
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 61.34%
14.	Type of reporting person IN - Individual

Item 1.	Security and Issuer

Issuer:	The Virtual Learning Company, Inc.60 Knolls Crescent, Suite 9M Bronx, NY 10463

Class of Security	Common stock, $.001 Par Value

Item 2.	Identity and Background

(a) Name:	Thomas P. Monahan

(b) Address:	60 Knolls Crescent, Suite 9M Bronx, NY 10463

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	President of The Virtual Learning Company, Inc. located at 60 Knolls Crescent, Suite 9M, Bronx, NY 10463

(d) Convicted in criminal proceeding	No

(e) Party in civil proceeding	No

(f) Citizenship	United States

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Monahan used his Personal Savings to purchase the shares.

Item 4.	Purpose of Transaction

Purpose of transaction is to obtain control of the corporation at its formation. Items 4(a) through 4(j) are not applicable.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number of shares: 10,000,000 which is 61.34% of total shares outstanding of the issuer.

(b) Mr. Monahan has sold power to vote and dispose of all 10,000,000 shares.

(c) None.

(d) None.

(e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.	Materials to be Filed as Exhibits

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: May 26, 2015

/S/ Thomas P. Monahan
Thomas P. Monahan